Alphega Innovations Corporation

30 N Gould St., Ste R

Sheridan, WY 82801

August 29, 2025

Attorney Edwin Kim

Division of Corporation Finance

Securities and Exchange Commission

Re: Alphega Innovations Corporation

Amendment No. 2 toRegistration Statement on Form S-1

Filed July 17, 2025

File No. 333-286526

Dear Mr. Kim:

In response to your letter dated July 31, 2025, the following information is hereby submitted on behalf of Alphega Innovations Corporation (the “Company”). Amendment No. 2 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. We have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No. 2 to Form S-1

Financial Statements, page 31

1.Provide updated interim period financial statements pursuant to Rule 8-08 of Regulation S-X in the next amendment to your Form S-1.

Response: We have updated the Registration Statement as requested.

Exhibits

2.We reissue prior comment 9, as we are unable to find any revisions in your amendment that addresses our comment regarding a description of your patents and technologies pursuant to the Locus Social Inc. License Agreement and the filing of Appendix A to Exhibit 10.1.

Response: We have updated the Registration Statement as requested and have included Appendix A to Exhibit 10.1.

3.Please have TAAD LLP correct the date of their report referenced in their consent filed as Exhibit 23.1.

Response: We have updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

Alphega Innovations Corporation

/s/ Luis Carlos Ung

Luis Carlos Ung

CEO